SEC 06007852 MMISSION

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SEC FILE NUMBER
8-20518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Funds Distributor, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Diane R. Wendel Baker
Notary Public

J. Edward Pike
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows, present fairly, in all material respects, the financial position of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at December 31, 2005, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 27, 2006

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	1,487,009
Distribution fee receivable		619,198
Administrative fee receivable, net of bad debt allowance of $4,884		195,673
Other accounts receivable		45,764
Due from affiliates		1,823,501
Prepaid expenses		101,111
Total assets	$	4,272,256
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	619,198
Accrued distribution related expenses		123,696
Other accounts payable and accrued expenses		80,034
Total liabilities		822,928
Stockholder's equity		
Common stock, $1.00 par value, 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Capital in excess of par value		2,495,345
Retained earnings		952,983
Total stockholder's equity		3,449,328
Total liabilities and stockholder's equity	$	4,272,256

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended December 31, 2005

Revenues	
Distribution fees	$ 5,560,993
Administration fees	1,374,986
Commissions	5,869,265
Interest income	598
Other revenue	151,521
Total revenues	12,957,363
Expenses	
Distribution and distribution related expenses	5,560,993
Commission expense	5,869,265
Administrative service and other fees to affiliate	738,703
Other	245,431
Total expenses	12,414,392
Income before income taxes	542,971
Income taxes	197,307
Net income	$ 345,664

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2004	$ 1,000	$ 2,495,345	$ 607,319	$ 2,496,345
Net income	-	-	345,664	-
Balances at December 31, 2005	$ 1,000	$ 2,495,345	$ 952,983	$ 3,449,328

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 345,664
Adjustments to reconcile net income to net cash used in operating activities	
Increase in distribution fee receivable	(256,142)
Increase in administrative fee receivable	(11,066)
Increase in other accounts receivable	(3,640)
Increase in due from affiliates	(842,456)
Decrease in prepaid expenses	8,185
Increase in distribution fees payable	256,142
Decrease in accrued distribution related expenses	(82,627)
Increase in other accounts payable and accued expenses	43,259
Net cash used in operating activities	(542,681)
Cash flows from investing activities	
Decrease in investments	3,060
Net cash provided by investing activities	3,060
Net change in cash and cash equivalents	(539,621)
Cash at beginning of year	2,026,630
Cash at end of year	$ 1,487,009
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 334,980

The accompanying notes are an integral part of these financial statements.

1. Organization

Funds Distributor, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as administrator, subadministrator, distributor and/or principal underwriter to various investment companies (the "Funds"). The Company receives administrative and distribution fees from these clients or related investment companies.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institution and believes that any potential credit loss is minimal.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Administration fees include both a contractually fixed fee and a fee based on average daily net assets. The fees are earned from the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly.

The Company implemented FSP 85-24-1 effective January 1, 2005. Contrary to the net accounting method described above, the implementation of this standard requires the Company to record commission revenue and an equal offsetting commission expense on a gross basis when the expense is funded by a third-party financing agent. There was no adjustment to beginning equity as a result of adopting this standard.

Distribution Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Allowable distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Income Taxes

BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rate adjusted for the effect of any temporary differences of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital under the Rule of $1,401,893, which was $1,347,004 in excess of its minimum required net capital of $54,889. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was .59 to 1.

4. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

5. Related-Party Transactions

During the year ended December 31, 2005, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

6. Contracts

The Company has an Agreement with the Funds under which it provides distribution services. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of new Fund shares and 12b-1 fees on Funds' shares sold in prior years which are still outstanding.

The Company enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Company has Agreements with the Funds' investment advisors for providing ongoing management and oversight of distributor activities. The revenue is realized as administration fees. The Agreements continue in effect until terminated by either party.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
December 31, 2005

Total stockholder's equity from statement of financial condition		$ 3,449,328
Deduct - nonallowable assets		
Accounts receivable	$ 122,823	
Due from affiliate	1,823,501	
Prepaid expenses	101,111	2,047,435
Net capital		1,401,893
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000)		54,889
Excess net capital		$ 1,347,004
Total aggregate indebtedness		$ 822,928
Percentage of aggregate indebtedness to net capital		59%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unuadited Part II A FOCUS Report amended filing as of December 31, 2005 that was filed on March 29, 2006.

Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
December 31, 2005

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,

estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 27, 2006